UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    October 18, 2004                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

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                                      ------------------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        04-29-TC

For Immediate Release:   October 18, 2004


                  TECK COMINCO Q3 FINANCIAL RESULTS OCTOBER 25
                     AND INVESTOR CONFERENCE CALL OCTOBER 26

Vancouver, B.C. -- Teck Cominco will release its third quarter 2004 results in the afternoon on October 25, 2004 after markets close. The company will hold an investor conference call to discuss the third quarter results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 26, 2004. Mr. David Thompson, Deputy Chairman and Chief Executive Officer will host the call. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available at Teck Cominco's website at www.teckcominco.com. The webcast is also available at www.Q1234.com and www.newswire.ca. The webcast will also be archived at www.teckcominco.com.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $5.5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.

For additional information please contact:

Greg Waller
604.685.3005

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                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com